EXHIBIT 99.1

Galapagos to present at 39th Annual J.P. Morgan Healthcare Conference

Mechelen, Belgium; 6 January 2021, 15.30 CET – Galapagos NV (Euronext & NASDAQ: GLPG) will participate in the 39th Annual J.P. Morgan Healthcare Conference on January 11-14, 2021.

Onno van de Stolpe, CEO, will present on Thursday, January 14 at 15.10 CET (09:10 am EST). The presentation will be a live audio webcast and can be accessed via the following link. A replay of the webcast will be available on the Galapagos’ website at www.glpg.com.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900

communications@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that ongoing and future clinical studies with Galapagos’ compounds may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of Galapagos’ compounds due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties and that Galapagos’ estimations regarding its compounds development program and regarding the commercial potential of Galapagos’ compounds, may be incorrect, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.